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                         INDIANA MICHIGAN POWER COMPANY
                         RIVER TRANSPORTATION DIVISION
                       QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996





                                    CONTENTS


                                                                   Page

Summary of Billings                                                 1

Derivation of Billing Rates                                         2





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
                                                  INDIANA MICHIGAN POWER COMPANY
                                                  RIVER TRANSPORTATION DIVISION
                                                       SUMMARY OF BILLINGS
                                        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                                            July 1996                  August 1996               September 1996
                                   ----------------------------------------------------------------------------------
                                      Tons    Fee    Amount      Tons    Fee    Amount       Tons    Fee    Amount
                                           (per ton  (000)            (per ton  (000)             (per ton  (000)
                                    ------- ------- -------    ------- ------- --------    ------- ------- -------
BARGING SERVICE BILLINGS TO AFFILIATES:
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant                    242,595   $3.28    $795    243,080   $3.29     $799    102,807   $3.62    $372
    Amos Plant                      58,030   $0.92      53    119,351   $0.97      116     77,628   $0.45      35
                                   -------           ----     -------          ------     -------          -----
      Total                        300,625            $848    362,431             $915    180,435            $407
                                   =======           ====     =======          ======     =======           ====
  Appalachian Power Company:
    Mountaineer Plant              233,289   $1.63    $381    174,222   $1.71     $297    276,767   $1.25    $345
    Kanawha River Plant                  0   $0.00       0      2,845   $0.77        2     28,721   $0.40      11
                                   -------           ----     -------            ----     -------           ----
      Total                        233,289            $381    177,067             $299    305,488            $356
                                   =======           ====     =======            ====     =======           ====
  Indiana Michigan Power Company:
    Tanners Creek                  161,184   $2.79    $449     90,365   $2.82     $254    137,169   $2.33   ($491)*
                                   =======           ====     ======             ====     =======          =====
  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant                 844,695   $1.58  $1,335    939,579   $1.58   $1,485    872,104   $1.00    $872
                                   =======         ======     =======          ======     =======           ====
  Ohio Power Company:
    Cardinal Plant (Unit 1)         63,334   $0.72     $46     87,891   $0.65      $57    117,158   $0.86    $101
    Gavin Plant                      3,443   $0.58       2      6,559   $0.58        4      9,767   $0.41       4
    Mitchell Plant                   6,395   $3.44      22          0   $0.00        0          0   $0.00    ($55)**
    Muskingum River Plant           28,603   $1.37      39     19,980   $1.37       27     19,489   $0.24       5
                                   -------           ----     -------            ----     -------           ----
      Total                        101,775            $109    114,430              $88    146,414             $55
                                   =======           ====     =======            ====     =======           ====
BARGING SERVICE BILLINGS TO
 UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Units 2 & 3)    43,780   $2.53    $111     16,545   $2.53      $42     57,489   $2.48    $143
                                   =======           ====     ======             ====     =======           ====
  Other Coal                       107,005   $2.11    $226     89,761   $2.21     $199    102,427   $2.19    $224
                                   =======           ====     ======             ====     =======           ====
  Other                             38,754            $163     46,011             $169     49,670            $174
                                   =======           ====     ======             ====     =======           ====
   * Includes $810,600 retroactive billing adjustment to actual towing rates for the prior periods (1995 and 8 months 1996).
  ** Represents retroactive billing adjustment to actual towing rates for the prior periods (1995 and 8 months 1996).
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                                      INDIANA MICHIGAN POWER COMPANY
                                      RIVER TRANSPORTATION DIVISION
              DERIVATION OF BILLING RATES FOR THE PERIOD SEPTEMBER 1, 1996 THROUGH DECEMBER 31, 1996
              BASED ON PROJECTED COSTS FOR THE PERIOD SEPTEMBER  1, 1996 THROUGH DECEMBER 31, 1996

                                        Projected     Non-Assigned   Upper Ohio    Green & Ohio    Lower Ohio    Upper Ohio
                                          Cost           Cost        & Kanawha      Rockport      Tanners Creek  (Contract)

                                      -------------   -----------   ------------   ------------   ------------   -----------
DIRECT EXPENSES:

   Rent                                 $3,695,320      $719,990     $1,152,564       $869,264       $313,793      $639,709
   Wages                                 3,389,000        48,775      1,218,040      1,334,869        228,013       559,303
   Fuel                                  1,894,058         4,484        436,656      1,035,853         97,795       319,270
   Fuel Taxes                              673,315        43,582        153,116        335,600         33,804       107,213
   Supplies                                730,000        12,268        206,285        312,419         60,099       138,929
   Tow Services                             24,000         -              -              -              -            24,000
   Other Taxes                              34,000         -              1,000         22,000         10,000         1,000
                                       ----------     -----------   ----------      ---------       --------     ---------

     Total Equipment Expenses           10,439,693       829,099      3,167,661      3,910,005        743,504     1,789,424


Ton Mile Ratio                                                         0.357771       0.346277       0.166758      0.129194
                                                                    ----------     ----------       --------     ---------
Less: Sublease Income                                      -
      Unaffiliated Barging Income                          -
                                                      -----------

Adjusted Nonassigned Allocations                        $829,099        296,628        287,098        138,259       107,114
                                                      ===========
Allocated Overhead Expenses              2,180,000                      779,941        754,883        363,534       281,642

Return on Investment                       264,944                       94,789         91,744         44,182        34,229

Contract Revenue                          (576,250)                    (148,922)      (179,138)      (194,413)      (53,777)

Re-Allocation of Cost or (Revenue)
   to Affiliated Rates                       -                          143,520        138,909         66,893      (349,322)

Non-Affiliated Contracts                (1,809,310)                       -              -              -        (1,809,310)

                                      -----------                   -----------    -----------     ---------     -----------

     Total Projected Cost
       (Revenue Requirement)           $10,499,077                   $4,333,617     $5,003,501     $1,161,959         -
                                      ===========                   ==========     ==========     ==========     ==========

Adjusted Ton Miles                    *************                 827,299,300    800,720,600    385,607,600    ***********
                                      ------------                  ----------     ----------      ---------     ----------

Cost Per Adjusted Ton Mile*                                            $0.00524       $0.00625       $0.00301
                                                                      ========       ========       ========


*Incorporated in the September 1996 billings.

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